Exhibit 4.5
Contract of Engagement for
Member of Executive Board
Between
SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte
in der Datenverarbeitung
Neurottstrasse 16
69190 Walldorf, Germany
which is represented herein by its Supervisory Board,
which is represented herein by the Compensation Committee,
which is represented herein by its chairperson,
Prof. Dr. h. c. Hasso Plattner
(“SAP” herein)
And
Mr. Shai Agassi
209 Hollywood Dr., Los Gatos, CA — USA
(“Board Member” herein)
Preamble
It is the wish of the parties hereto that Mr. Agassi be appointed to the SAP Executive Board for the period commencing January 01, 2006 and ending December 31, 2010. This Contract of Engagement contains the terms of service underlying such appointment.
These present terms replace the previous terms of service as Executive Board Member between Board Member and SAP.
This Contract is a German contract. It is subject to the laws of Germany and the exclusive jurisdiction of the courts of Germany. This document is a convenience translation of the corresponding German-language contract. It is that German-language contract and not this translation that contains the agreement between the parties. If there is any inconsistency between this document and the German-language contract, the German-language contract prevails.
Article 1
Duties and Powers of Board Member
1.	Board Member will conduct the affairs of SAP together with other Board Members of the SAP Executive Board.

2.	Board Member will perform the duties of his or her office with proper commercial care and will, in his or her actions, comply with the provisions of the law, the Articles of Incorporation of SAP, the SAP Executive Board Rules of Procedure, the list of transactions requiring consent given by the Supervisory Board, the resolutions of the General Meeting of Shareholders and of the Supervisory Board, this Contract of Engagement, SAP’s Principles of Corporate Governance, and the Code of Business Conduct for Employees of SAP, each as amended from time to time.

3.	In court and out of court, Board Member will act for and on behalf of SAP as provided by the law and subject to the rules applying at SAP. Details of Board Member’s authority to manage the business are subject to amendment at any time.

4.	Board Member will exercise the rights and perform the duties of an employer as provided in labor and social-security law.

5.	At SAP’s request, Board Member will accept appointments to governing bodies of SAP’s affiliates and appointments to governing bodies of and honorary offices in associations. At any time on SAP’s request and in any case not later than the end of this Contract, Board Member will, so far as possible in law, relinquish such appointments and offices or transfer them to such other persons as SAP directs.
Article 2
Working Time and Secondary Employment
1.	Board Member will commit his or her entire working effort, knowledge, and expertise to the service of SAP. Board Member is free to determine his or her own working hours. However, he or she must at all times be available to SAP and deal with SAP business so far as necessary in SAP’s interests.

2.	Before accepting any paid or honorary employment, notably Board Membership of any governing body, Board Member must obtain the written consent of the Supervisory Board, which consent may be withdrawn at any time.
Article 3
Compensation
1.	Board Member will receive a fixed gross annual base salary of € 412,000.00 (four hundred twelve thousand euros), subdivided in a ratio of 55% (Germany) to 45% (USA) in 12 equal installments.

2.	Board Member will receive a Board Members’ profit-sharing component (“Bonus” herein) oriented to his or her personal performance. The details are set out in a target agreement, which is annexed to this Contract, between the Supervisory Board and Board Member and has to be covenant each fiscal year. The target agreement for each actual year is expressly incorporated into this Contract. The calculation of the profit-sharing component is based on the following: within a 100 percentage target achievement the target bonus will amount to one annual base salary.

If for any fiscal year the Supervisory Board does not set a target, Board Member is entitled to a minimum Bonus, amounting to the annual base salary. (Appendix: “Bonus Schedule Board Members 2005”)

If during a fiscal year Board Member’s appointment to the Executive Board is revoked for just cause in accordance with the German Stock Corporation Act, section 84 (3), Board Member is not entitled to Bonus for that fiscal year.

The Supervisory Board can postpone payment of the Bonus if the General Meeting of Shareholders does not formally approve the acts of the Executive Board and there are serious reasons.

The Bonus is payable after the General Meeting of Shareholders that receives the financial statements for the fiscal year to which the Bonus applies.

3.	The aforesaid salary parts in No. 1 and No. 2 build up the annual target salary.

4.	Board Member will participate in SAP’s stock-based compensation plan if there is one for the fiscal year. SAP will decide the extent and terms of any stock-based compensation at its own discretion.

5.	Each year, the Supervisory Board will examine Board Member’s total compensation in the light of SAP’s revenue situation, Board Member’s own performance in the preceding fiscal year, trends in Executive Board Members’ compensation in comparable companies in Germany, Europe, and the world, and general monetary inflation, and may at its discretion make a reasonable adjustment to Board Member’s total compensation.

6.	Except so far as otherwise provided above, the compensation components described above will be paid pro rata temporis in respect of any incomplete year in the term of this Contract.
Article 4
Continuation of Compensation on Board Member’s Death
If Board Member dies during the term of this Contract, payment of compensation pursuant to article 3 (1) in this Contract will be continued for the month of Board Member’s death and for the next three months thereafter and will be made to Board Member’s spouse or, if Board Member has no spouse, to Board Member’s dependent children as joint creditors. No dependents’ pension pursuant to article 14 in this Contract is payable in respect of that period.
Article 5
Other Benefits and Expenses
1.	SAP will make a company car available to Board Member for business and private use during the term of this Contract. SAP will bear the cost of the company car, including but not limited to the running expenses. All tax liability in respect of private use will be borne by Board Member. The company car regulations posted in SAPNet also apply as amended from time to time.

2.	SAP will at its own expense take accident insurance with the following cover for Board Member’s benefit:
Death            Two times the fixed annual salary
Invalidity            Three times the fixed annual salary
SAP will take the insurance on terms that provide that the beneficiary or beneficiaries of death benefit are the person or persons nominated for that purpose by Board Member or, in the absence of such nomination, Board Member’s estate.

Income tax on the premiums is payable by Board Member.

3.	SAP will also take Board Members’ and officers’ liability insurance for Board Member’s benefit.

4.	Board Member’s travel and other expenses incurred and disbursements made on SAP business will be reimbursed to Board Member in accordance with the rules generally applicable from time to time on presentation of documentation appropriate for tax purposes.
Article 6
Intellectual Property
The purpose of all of the work that Board Member does during the term of this Contract including but not limited to inventions and suggestions for technical improvements that Board Member makes and computer programs, other works, and databases that Board Member creates (collectively “Works and Inventions” herein) is to permanently benefit the SAP group, pursuant to its corporate purpose, and its customers worldwide.
1.	Board Member hereby grants to SAP comprehensive, exclusive, perpetual, worldwide rights under license to use and exploit all Works and Inventions that are created or made by Board Member in performance of duties in this Contract and for which authorship, copyright, patent, trademark, design patent, or any other protection is available. The exclusive license rights granted encompass the unrestricted right to use and exploit the Works and Inventions in the following ways and for the following purposes:
a)	The unrestricted physical copying of Works and Inventions and distribution of any number of copies, editions and recordings of Works and Inventions on video, audio, or data media

b)	The unrestricted storage of Works and Inventions for retrieval, transmission, and public performance

c)	The unrestricted archiving of Works and Inventions on storage media

d)	The unrestricted adaptation of Works and Inventions, subject to retention of moral rights

e)	Unrestricted advertising with Works and Inventions

The rights granted also include the unrestricted right to grant licenses to others. The compensation in article 3 in this Contract includes full and sufficient consideration for the grant of all licenses herein. So far as permitted in law, Board Member waives all moral and personal rights in Works and Inventions, notably the right to be identified as author and the right to revoke a license for nonexercise, and Board Member entrusts the exercise of those rights to SAP.

2.	The German Employee Inventions Act applies as follows to any inventions and suggestions for technical improvements that Board Member makes: Board Member will without delay disclose to SAP his or her in-service inventions, independent inventions, and suggestions for technical improvements and offer them for claim by SAP. Any SAP claim notice must be given not later than four months after such disclosure. SAP has a right but not a duty to apply for patents and design patents in Germany and elsewhere in connection with such claims. The compensation in article 3 in this Contract includes full satisfaction of all claims for inventor remuneration relating to in-service inventions and suggestions for technical improvements. Board Member will be paid fair market inventor remuneration for any independent invention. If the parties cannot agree on the amount of such inventor remuneration the matter will be brought before the patent division of the appropriate district court in accordance with the German Patent Act, section 143.

3.	Board Member will ensure that appropriate documentation is available and kept up to date and accessible to SAP at all times for the Works and Inventions that Board Member creates or makes during the term of this Contract and for which patent, copyright, or other protection is available, Board Member will assign title to that documentation to SAP. During the term of this Contract and thereafter, Board Member will help SAP to obtain patent and other protection for such Works and Inventions in Germany and elsewhere. Board Member will complete, submit, and sign all applications, declarations, and documents that are needed or that SAP requests so that any patent and other protection for the Works and Inventions vests entirely in SAP, to enable SAP to secure for itself the full and exclusive enjoyment and benefit of the Works and Inventions and to exploit them. Except for the reimbursement of expenses that Board Member incurs at SAP’s behest, no additional compensation is payable to Board Member in respect of performance of these collaborative duties during the term of this Contract. In so far as Board Member performs such collaborative duties after the end of this Contract, he or she will be paid appropriate daily compensation and SAP will reimburse to Board Member all expenses he or she incurs at SAP’s behest.
Article 7
Noncompete Undertaking
Applying During Contract Term;
Secrecy
1.	During the term of this Contract the provisions of the German Stock Corporation Act, section 88 (1) apply. Moreover, during the term of this Contract Board Member will not hold an interest in any company that competes with SAP or an SAP affiliate or in any company that does a significant amount of business with SAP. The Code of Business Conduct for Employees also applies as amended from time to time (posted on SAPNet at quick link /businessconduct).

2.	It is a duty of Board Member to keep strictly secret all confidential matters, trade secrets of SAP and SAP’s affiliates (for example, processes, data, expertise, marketing plans, business plans, undisclosed financial statements, budgets, licenses, prices, costs, customers, and vendors), and the provisions of this Contract except so far as disclosure is required by the law or ordered by the court and Board Member notifies SAP in full at the time of disclosure. The duty of secrecy survives the end of this Contract.

3.	It is the duty of Board Member in cases of doubt to seek clarification of the application of the noncompete undertaking from the Supervisory Board and of the duty of secrecy from the full Executive Board or if necessary from the Supervisory Board.
Article 8
Inability to Serve; Sickness
If, for health or other reasons for which he or she is not answerable, Board Member becomes unable to perform the duties of his or her office, SAP will continue to pay monthly compensation installments pursuant to article 3 (1) in this Contract for a period of six months. However, such payments will not be continued beyond the end of this Contract. If in any fiscal year Board Member is unable to perform his or her duties in this Contract for more than three months in total, the Bonus in article 3 (2) in this Contract will be reduced pro rata temporis. So far as SAP continues to pay compensation, Board Member hereby assigns to SAP his or her claim to recover for loss of earnings from the person liable for that loss. Board Member undertakes to provide to SAP without delay all the information and documents required to bring and prosecute its suit for damages.
Article 9
Leave
1.	Board Member is entitled to 35 days’ paid leave based on the regular SAP five-day working week; the entitlement is reduced pro rata temporis in respect of any incomplete year in the term of this Contract. Board Member will plan his or her leave in consultation and agreement with either the Board Members of the Executive Board or, in their absence, the chairperson of the Supervisory Board, having proper regard to Board Member’s own needs and the interests of SAP.

2.	If for business or personal reasons Board Member cannot take all his or her leave entitlement before the end of the year, the days not taken will be carried forward to the next year.

3.	If Board Member’s engagement as a member of the Executive Board is ended before Board Member can take all of his or her leave entitlement, Board Member will receive compensation in lieu at a rate reflecting the fixed salary in article 3 (1).

Article 10
Term; Termination
1.	Subject to the appointment of Board Member to the Executive Board, this Contract commences on January 01, 2006 and ends on expiration of Board Member’s Executive Board engagement, that is to say on December, 31, 2010. Any contract extending the term of this Contract will be concluded not later than 9 months before expiration of the term of this Contract. If Board Member’s engagement is extended or if Board Member is reappointed to the SAP Executive Board, this Contract will continue in force for the duration of the extension or reappointment.

2.	Except as provided in (5) in this article, this Contract cannot be terminated by regular notice during its proper term. This is without prejudice to the right of either party to exceptional termination.

3.	Subject to the provisions in (5) in this article, if Board Member’s appointment as SAP Executive Board Member is revoked, this Contract will end at the end of the calendar month next after revocation. After revocation of the appointment, SAP is entitled to release Board Member from duties in this Contract.

4.	If, during the term of this Contract, Board Member becomes permanently unable to work, this Contract will end at the end of the quarter in which the permanent inability to work was determined. For the purposes of this Contract, permanent inability to work means permanent inability to properly perform 50% or more of Board Member’s duties in this Contract.

5.	If Board Member’s office as a member of the Executive Board is extinguished in consequence of any alteration in corporate organization or structure, SAP or, if SAP is wound up, SAP’s successor is entitled to terminate this Contract with six months’ notice to the end of a month.

In the same circumstances, Board Member is entitled during the eight weeks next after the relevant event to terminate this Contract with six months’ notice to the end of a month. Article 13 applies.

The same provisions apply in the event of a change of control. Any of the following events is a change of control:
•	Under the German Securities Acquisition and Takeover Act an investor (not being an investor that, at the time this Contract is concluded, alone or together with other closely associated investors and the investor’s trusts, controls more than five percent of the SAP stock) becomes obliged to take SAP over.

•	The General Meeting of Shareholders approves a proposed merger with another company in which SAP is the subsumed entity, or in which the ex-SAP shareholders control fewer than 50 percent of the company, or in which an investor becomes SAP’s new principle shareholder and would in the event that it acquired shares be obliged to take SAP over.

•	The General Meeting of Shareholders approves a proposed domination agreement, profit transfer agreement, or both, in which SAP is the dependent company.

Article 11
Board Member’s Duties at the End of this Contract
When this Contract ends, Board Member must surrender to SAP unasked all documents in Board Member’s possession that concern SAP or an SAP affiliate – including but not limited to notes, memorandums, recordings, drawings, minutes, reports, and files – at SAP’s principal office, and Board Member has no right to retain any document. The duty to surrender also extends to all things belonging to SAP or entrusted by SAP to Board Member for the performance of Board Member’s duties, including but not limited to the company car, IT equipment, discs and other media for data and programs, and Board Member’s discs and other media for data and programs on which SAP programs, programs of SAP affiliates, or data that concern SAP or an SAP affiliate are stored. If requested, Board Member will provide a written undertaking to SAP to the effect that Board Member has completely fulfilled the surrender duties above and has made all Board Member’s discs and other media for data and programs as aforesaid available to SAP to be wiped.
Article 12
Postcontractual Noncompete Provisions
1.	For a year from the end of this Contract, Board Member undertakes not to work as a self-employed person or employee or in any other way for a competitor of SAP. The competitors of SAP AG are at the instant of signing this agreement:

Microsoft / Siebel / IBM / Oracle, and their affiliated companies (affiliation as defined in section 15 of the German Stock Companies Act).

This list of competitors may be amended in the first quarter of each calendar year by the compensation committee of SAP AG due to possible changing market conditions. These amendments have to be announced to the board member by April, 15th of the corresponding year.

For a year from the end of this Contract, Board Member must not set up, acquire, or directly or indirectly hold any proprietary interest in any such competitor.

The noncompete provisions also apply for the benefit of SAP’s affiliates.

2.	If in law any of these postcontractual noncompete provisions is not binding because it is too onerous in point of time, subject matter, or geographical extent, the most onerous provision that is binding in accordance with the German Commercial Code, section 74a (1) sentence 2 applies in its stead.

3.	During the continuance of the postcontractual noncompete provisions Board Member will be paid abstention compensation corresponding to 50% of Board Member’s final average contractual compensation. This abstention compensation is payable at the end of each month. The abstention compensation will be deducted from any SAP payments pursuant to article 14.

4.	Board Member must allow other earnings to be deducted from the abstention compensation as provided in the German Commercial Code, section 74c. Board Member undertakes to provide information about the amount of his or her earnings at SAP’s request.

5.	At any time during the continuance of this Contract, SAP can give written notice to Board Member waiving the postcontractual noncompete provisions. In that case, the duty to pay abstention compensation ends six months after the notice of waiver was given.

6.	If this Contract is terminated for just cause by and the termination is effective, SAP is entitled within one month after such exceptional termination to give written notice to Board Member ending the postcontractual noncompete provisions with immediate effect. In this case, the postcontractual noncompete provisions in (1) in this article do not apply and SAP is released from its duty in (3) in this article to pay abstention compensation.

7.	If this Contract ends because of inability to work, SAP is entitled within one month after written notice of the inability to work to give written notice ending the postcontractual noncompete provisions with immediate effect. In this case, the postcontractual noncompete provisions in (1) in this article do not apply and SAP is released from its duty in (3) in this article to pay abstention compensation.

8.	Board Member undertakes to pay a contractual penalty not exceeding the fixed annual salary in the meaning of article 3 (1) in this Contract if Board Member breaches any provision in (1) in this article. SAP will decide the contractual penalty amount at its reasonable discretion. If the breach continues, the contractual penalty is redefined and payable each calendar month or part of a calendar month while Board Member is in breach. This is without prejudice to SAP’s claims for further damages.
Article 13
Severance Pay
1.	If Board Member leaves the service of SAP for one of the qualifying reasons listed below in this (1), SAP will pay to Board Member the outstanding part of the target salary appropriately discounted for early payment; the qualifying reasons being:
•	The appointment of Board Member as Executive Board Member is not renewed after revocation in accordance with article 10 (3) or this Contract ends in the circumstances in article 10 (5)

or

•	For health reasons, Board Member is permanently unable to properly perform his or her duties.
2.	There is no entitlement to severance pay if
•	Board Member has not served three (3) years or more on the SAP Executive Board,

or

•	Board Member is answerable for his or her leaving the service of SAP, that is, there are reasons that would have justified termination by SAP in accordance with the German Civil Code, section 626. If the reasons do not become known until after payment, Board Member must repay the severance pay to SAP with interest at the European Central Bank base rate.

3.	If Board Member is entitled to abstention compensation because of post contractual noncompete provisions the abstention compensation will be deducted from the severance pay in article 13 (1). If Board Member is entitled to draw a pension as envisaged in Article 14 in this Contract before the expiration of the 24 months next after Board Member actually leaves the service of SAP, only the higher of the abstention compensation and the pension will be paid, the lesser amount being deducted in full from the greater.
Article 14
Retirement and Dependents’ Pension Plan
The SAP old-age pension scheme for Management Board Members shall not be applicable for Board Member.
Instead, the amount (gross) will be paid out to him on an annually basis. The calculation of this amount follows the same calculation formula as the SAP old-age pension scheme for Management Board Members and shall commence on April 17, 2002. The Parties agree that Board Member shall as a consequence not be entitled to any payment out of the SAP old-age pension scheme for Management Board Members.
The funds (means) shall be contributed by Board Member to a comparable pension plan. Board Member will inform the Compensation Committee about such contribution.
Article 15
Miscellaneous Agreements
Beside his activity as Member of the SAP Executive Board, Board Member is active as Executive Consultant on behalf of SAP Labs Inc. domiciled in Palo Alto, USA. All activities necessary to fulfill his respective obligations are carried out by the board member exclusively in the US. Board Member is released by SAP from his obligation to work for the company during the period of his activity in the US respectively. Board Member is not authorized to sign contracts with binding effect in the name of and on behalf of SAP during his stay in the US.
Article 16
Termination of Other Contracts of Engagement;
Time Bar
Amendments and Severability
1.	These present terms replace the previous terms of service as Executive Board Member between Board Member and SAP.

2.	Not later than six months after they fall due, all rights, irrespective of legal cause, arising out of this Contract and owed to a party herein by the other party must be claimed from that other party in writing. So far as the law permits, rights that are not so claimed are time-barred from the end of those six months.

3.	Amendments and additions to this Contract must be made in written form.

4.	If any provision or combination of provisions in this Contract be or become wholly or partly ineffective or unenforceable, it will not affect the effectiveness of the remaining provisions in this Contract. The ineffective or unenforceable provision will be replaced by a provision that is effective and enforceable and that most closely reflects the business intention expressed in the ineffective or unenforceable provision. The same applies with respect to any lacuna in this Contract.

Walldorf, Februay 11, 2005	Los Gatos, May 5, 2005

/s/ HASSO PLATTNER	/s/ SHAI AGASSI

for SAP the Supervisory Board	Shai Agassi
represented by its chairman
Prof. Dr. h.c. Hasso Plattner